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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

SUN MEDIA CORPORATION
(Translation of registrant's name into English)

333 King Street East, Toronto, Ontario M5A 3X5 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Quarterly Report for the Period Ending
June 30, 2005 of
SUN MEDIA CORPORATION
Filed in this Form 6-K

Documents index

1.
Quarterly report for the period ending June 30, 2005 for Sun Media Corporation

SUN MEDIA CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SECOND QUARTER 2005

COMPANY PROFILE

        Sun Media Corporation ("Sun Media" or "the Company"), a subsidiary of Quebecor Media Inc. ("Quebecor Media"), itself a subsidiary of Quebecor Inc., is the second largest newspaper publishing company in Canada, publishing 17 paid daily newspapers and 190 weekly newspapers and specialty publications across Canada. Sun Media operates its newspaper businesses in urban and community markets. The Urban Daily Group consists of eight paid daily newspapers, and four weekly publications as well as Sun Media's distribution businesses, Messageries Dynamiques and Dynamic Press Group. In addition, the Urban Daily Group operates three free daily commuter publications, 24 Hours in Toronto and Vancouver, and 24 Heures in Montreal. The Community Newspaper Group includes the majority of Sun Media's other publications, including nine paid daily community newspapers, 183 weekly newspapers, weekly shopping guides and agricultural and other specialty publications. The Community Newspaper Group has its own distribution sales operation, NetMedia. Sun Media also owns a 25% interest in Toronto 1, a general interest television station in Toronto, Ontario.

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations covers the main activities of the second quarter of 2005 and the major changes from the last financial year. It should be read in conjunction with the information in the Annual Report (Form 20-F) for the year ended December 31, 2004. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollars and US$ are to the currency of the United States.

RECENT DEVELOPMENTS

        During the second quarter of 2005, the Company acquired Journal la Valleé, a free weekly community newspaper located in St-Sauveur, Québec, from Transcontinental Media G.P. ("Transcontinental"). Concurrently, the Company sold Beauport Express, a free weekly community newspaper located in Beauport, Québec, to Transcontinental. The Company paid cash consideration of $0.2 million to Transcontinental on the exchange of the publications. This transaction was recorded at the carrying amounts of the net assets disposed and therefore, no gains or losses were recorded.

        In addition, during the three months ended June 30, 2005, the Company acquired four community newspaper publications: Morinville Mirror and Redwater Tribune, located near Edmonton, Alberta and Le Weekender and L'Horizon, located in Northern Ontario. Total cash consideration for these purchases was $1.0 million, including acquisition costs.

        Subsequent to the end of the second quarter, the Company issued a $37.3 million convertible obligation to Toronto 1, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, the Company invested $37.3 million in Class A Preferred Shares of Toronto 1 ("Toronto 1 Preferred Shares"). The Toronto 1 Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

OPERATING RESULTS AND ADJUSTED EBITDA

        The comments and analysis in this report are based on Sun Media's primary financial statements, which are prepared in accordance with Canadian GAAP (elements of the reconciliation to U.S. GAAP are presented in note 9 of the attached financial statements). In its analysis of operating results, Sun Media defines Adjusted EBITDA as net income before financial expenses, dividend income, interest on convertible obligations, depreciation and amortization, gain on disposition of publications, income taxes, equity losses and non-controlling interest.

        Adjusted EBITDA as defined above is not intended to be a measure that should be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; it should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian or U.S. GAAP. Adjusted EBITDA is used by Sun Media because management believes it is a meaningful measure of performance commonly used in the publishing industry and by the investment community to analyze and compare companies. Sun Media's definition of Adjusted EBITDA may not be identical to similarly titled measures reported by other companies.

        The following table provides the reconciliation of net income under Canadian and U.S. GAAP and the reconciliation of Adjusted EBITDA to cash provided by operating activities under Canadian and U.S. GAAP, for the three and six months ended June 30, 2004 and 2005.

	Three Months Ended June 30,
	Canadian GAAP		U.S. GAAP
	2004	2005	2004	2005
	(In thousands of Canadian dollars)
Net income	$39,168	$43,839	$41,785	$45,584
Financial expenses	16,809	7,120	12,743	6,470
Dividend income	(35,528)	(37,751)	(35,528)	(37,751)
Interest on convertible obligations	34,533	36,664	34,533	36,664
Depreciation and amortization	6,352	6,422	6,352	6,422
Gain on disposition of publication	—	—	—	(1,857)
Income tax (recovery)	3,112	4,891	4,423	5,541
Equity loss on investment in Toronto 1	—	150	—	150
Non-controlling interest	446	434	446	434

Adjusted EBITDA as defined	$64,892	$61,769	$64,754	$61,657
Financial expenses	(16,809)	(7,120)	(12,743)	(6,470)
Dividend income	35,528	37,751	35,528	37,751
Interest on convertible obligations	(34,533)	(36,664)	(34,533)	(36,664)
Current income taxes	(315)	(679)	(315)	(679)
Other items not involving cash	5,986	(3,007)	1,920	(3,657)
Changes in non-cash operating working capital	(2,589)	(13,791)	(2,451)	(13,679)

Cash provided by operating activities	$52,160	$38,259	$52,160	$38,259

	Six Months Ended June 30,
	Canadian GAAP		U.S. GAAP
	2004	2005	2004	2005
	(In thousands of Canadian dollars)
Net income	$67,063	$68,179	$65,512	$72,657
Financial expenses	27,782	21,566	27,793	18,097
Dividend income	(73,675)	(75,208)	(73,675)	(75,208)
Interest on convertible obligations	71,612	73,047	71,612	73,047
Depreciation and amortization	12,796	12,787	12,796	12,787
Gain on disposition of publication	—	—	—	(1,857)
Income tax (recovery)	(1,644)	1,729	(380)	2,336
Equity loss on investment in Toronto 1	—	579	—	579
Non-controlling interest	703	760	703	760

Adjusted EBITDA as defined	$104,637	$103,439	$104,361	$103,198
Financial expenses	(27,782)	(21,566)	(27,793)	(18,097)
Dividend income	73,675	75,208	73,675	75,208
Interest on convertible obligations	(71,612)	(73,047)	(71,612)	(73,047)
Current income taxes	(1,115)	(663)	(1,115)	(663)
Other items not involving cash	6,295	1,437	6,306	(2,032)
Changes in non-cash operating working capital	(19,859)	(12,909)	(19,583)	(12,668)

Cash provided by operating activities	$64,239	$71,899	$64,239	$71,899

Three Months Ended June 30, 2005 compared to the Three Months Ended June 30, 2004

Revenues

        Consolidated revenues for the three months ended June 30, 2005 were $239.5 million compared to $233.1 million for the three months ended June 30, 2004, an increase of $6.4 million or 2.7%.

        Advertising revenues were $172.3 million for the three months ended June 30, 2005, an increase of $7.6 million or 4.6%, from $164.7 million for the three months ended June 30, 2004. Advertising revenues for the Urban Daily Group increased $4.0 million or 3.5% in the second quarter of 2005, with the strongest gains coming from the western region. The free daily publications accounted for $1.6 million of the additional advertising revenue. Local advertising revenues increased 6.8% compared to the prior year, posting strong gains in categories such as automotive, careers and homes. However, national advertising revenues declined 11.8% compared to the same period last year. Advertising linage for the urban paid daily papers increased 4.5% in the quarter, while average advertising rates decreased by 2.0%. Advertising revenues in the Community Group increased $3.7 million or 7.5% to $53.0 million in the three months ended June 30, 2005, compared to the same period in the prior year, due to strong growth in all markets.

        Circulation revenues were $41.2 million for the three months ended June 30, 2005, a decrease of $1.6 million or 3.5%, from $42.8 million for the three months ended June 30, 2004. Only two of the Company's eight urban daily newspapers experienced improved circulation revenues in the second quarter of 2005 compared to the prior year. Initiatives to boost circulation sales in certain markets, such as subscription discounts, have resulted in lower circulation revenues. For the three months ended June 30, 2005, the average paid circulation of the eight urban daily newspapers declined 1.8%.

        Distribution, commercial printing and other revenues were $25.9 million for the three months ended June 30, 2005, an increase of $0.2 million or 1.0%, from $25.7 million for the three months ended June 30, 2004, primarily due to increased business in flyers and inserts.

Operating Expenses

        Wages and employee benefits expenses were $90.5 million for the three months ended June 30, 2005, an increase of $3.7 million or 4.2%, from $86.8 million for the three months ended June 30, 2004. The increase in wages and employee benefits expenses was the result of wage increases, higher commissions, salary costs relating to acquisitions, start-up operations and new products, and increased stock compensation expense of $0.7 million.

        Newsprint expenses were $27.0 million for the three months ended June 30, 2005 and the three months ended June 30, 2004. Newsprint prices were lower by 3.4% in the three months ended June 30, 2005 compared to the prior year. The decrease in newsprint prices was offset by higher consumption relating to additional advertising volumes and new products.

        Other operating expenses were $60.3 million for the three months ended June 30, 2005, an increase of $5.8 million, or 10.6%, from $54.5 million for the three months ended June 30, 2004. Acquisitions and start-up operations accounted for $1.4 million of the increased operating costs. In addition, circulation and promotion costs increased as a result of new distribution contracts, and initiatives to support the Company's circulation base. Administration costs increased partly due to higher management fees paid to Quebecor Media Inc., and professional fees relating to the implementation of the Sarbanes-Oxley Act.

Adjusted EBITDA

        Adjusted EBITDA was $61.8 million for the three months ended June 30, 2005, a decrease of $3.1 million or 4.8%, from $64.9 million for the three months ended June 30, 2004. The decrease in adjusted EBITDA was due to higher wages and other operating expenses, which offset the increase in revenues. Excluding acquisitions and start-up operations, adjusted EBITDA for the second quarter of 2005 was $62.9 million.

        Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of total revenues. The Company's Adjusted EBITDA margin for the three months ended June 30, 2005 was 25.8% compared to 27.8% for the three months ended June 30, 2004. Excluding acquisitions and start-up operations, Adjusted EBITDA margin for the three months ended June 30, 2005 was 26.3%.

Depreciation and Amortization

        Depreciation and amortization was $6.4 million for the three months ended June 30, 2005 and 2004.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the three months ended June 30, 2005 were $7.1 million compared to $16.8 million for the three months ended June 30, 2004, a decrease of $9.7 million. During the second quarter of 2004, the Company determined that one of its financial instruments was no longer effective. Accordingly, the Company discontinued its application of hedge accounting for that financial instrument and associated debt on April 1, 2004. For the three months ended June 30, 2005, the Company recorded a foreign currency translation loss of $1.1 million on the Company's Senior Notes, compared to $3.5 million in the comparable period last year, and a gain on financial instruments of $4.8 million in connection with the Company's ineffective hedge, compared to a loss of $2.0 million in the comparable period last year. The foreign currency loss on the Senior Notes and gain on financial instruments, described above, accounted for $9.2 million of the total decrease in financial expenses of $9.7 million.

        Sun Media earned dividend income of $37.8 million on its investment in Quebecor Media preferred shares during the three months ended June 30, 2005 compared to $35.5 million during the three months ended June 30, 2004. Concurrently, Sun Media incurred interest expense of $36.7 million on its convertible obligations to Quebecor Media during the three months ended June 30, 2005 compared to $34.5 million during the same period last year. The increase in dividend income and interest expense relates to an increase in the average investment and convertible obligation balance in January, 2005. This increase was offset partly by a decline in the dividend and interest rates, respectively, on a portion of the Quebecor Media preferred shares and the Company's convertible obligations.

        Sun Media's income tax expense was $4.9 million for the three months ended June 30, 2005 compared to an income tax expense of $3.1 million for the three months ended June 30, 2004. Excluding the non-taxable dividend income of $37.8 million and $35.5 million for 2005 and 2004 respectively, the effective tax rate decreased to 42.3% in the three months ended June 30, 2005 from 43.2% in the three months ended June 30, 2004. The current period's effective tax rate is lower since the capital component of the Company's net loss on foreign currency translation and financial instruments was lower compared to the same period last year. The Company did not record a tax benefit on the capital component of these net losses, since a portion of it is not deductible for tax purposes, and a valuation allowance was recorded on the tax-deductible portion.

Six Months Ended June 30, 2005 compared to the Six Months Ended June 30, 2004

Revenues

        Consolidated revenues for the six months ended June 30, 2005 were $452.1 million compared to $433.4 million for the six months ended June 30, 2004, an increase of $18.7 million or 4.3%.

        Advertising revenues were $319.5 million for the six months ended June 30, 2005, an increase of $17.7 million or 5.9%, from $301.8 million for the six months ended June 30, 2004. Advertising revenues for the Urban Daily Group increased $9.6 million or 4.5% for the six months ended June 30, 2005, largely due to the increase in advertising linage of 3.5%. Advertising revenues in the Community Group increased $8.3 million or 9.4% for the six months ended June 30, 2005, mainly due to growth in national and classified advertising.

        Circulation revenues were $82.9 million for the six months ended June 30, 2005, a decrease of $1.7 million or 2.0%, from $84.6 million during the same period last year. Most of the variance relates to the Urban Daily Group where circulation revenues declined in six of the Company's eight urban daily newspapers in the first six months of 2005, compared to the prior year. For the six months ended June 30, 2005, the average paid circulation of the eight urban daily newspapers decreased 3.2% compared to the same period of 2004.

        Distribution, commercial printing and other revenues were $49.7 million for the six months ended June 30, 2005, an increase of $2.7 million or 5.7%, from $47.0 million for the six months ended June 30, 2004. The increase in these revenues was mainly due to increased insert and flyer business.

Operating Expenses

        Wages and employee benefits expenses were $177.6 million for the six months ended June 30, 2005, an increase of $9.0 million or 5.4%, from $168.6 million for the six months ended June 30, 2004. The increase in wages and employee benefits expenses was the result of wage increases, higher commissions, salary costs relating to acquisitions, start-up operations and new products, and increased stock compensation expense of $1.8 million.

        Newsprint expenses were $51.7 million for the six months ended June 30, 2005, remaining at the same level for the same period ended June 30, 2004. Decreases in newsprint expense relating to newsprint prices and lower circulation were offset by increased consumption relating to advertising and commercial printing volumes.

        Other operating expenses were $119.4 million for the six months ended June 30, 2005, an increase of $10.9 million or 10.0%, from $108.5 million for the six months ended June 30, 2004. Acquisitions and start-up operations accounted for approximately $1.7 million of the increase in operating expenses. Other increases in operating expenses related to higher circulation, promotion, and administration costs.

Adjusted EBITDA

        Adjusted EBITDA was $103.4 million for the six months ended June 30, 2005, a decrease of $1.2 million or 1.1%, from $104.6 million for the six months ended June 30, 2004. Excluding acquisitions and start-up operations, adjusted EBITDA for the first six months of 2005 was $104.6 million.

        The Company's Adjusted EBITDA margin for the six months ended June 30, 2005 was 22.9% compared to 24.1% for the six months ended June 30, 2004. Excluding acquisitions and start-up operations, Adjusted EBITDA margin was 23.2% for 2005.

Depreciation and Amortization

        Depreciation and amortization was $12.8 million in the six months ended June 30, 2005 and 2004.

Financial Expenses, Dividend Income, Interest on Convertible Obligations and Income Taxes

        Financial expenses for the six months ended June 30, 2005 were $21.6 million compared to $27.8 million for the six months ended June 30, 2004, a decrease of $6.2 million or 22.4%. A gain on financial instruments of $1.4 million was recorded in the six months ended June 30, 2005, compared to a loss of $1.9 million in the same period in 2004. In addition, the Company recorded a foreign currency translation loss of $1.5 million on a portion of its Senior Notes in the first six months of 2005, compared to a loss of $3.5 million in the same period of 2004. These two items accounted for $5.3 million of the total variance of $6.2 million in financial expenses.

        Sun Media earned dividend income of $75.2 million on its investment in Quebecor Media preferred shares during the six months ended June 30, 2005 compared to $73.7 million during the six months ended June 30, 2004. Concurrently, Sun Media incurred interest of $73.0 million on its convertible obligations to Quebecor Media during the six months ended June 30, 2005 compared to $71.6 million during the same period last year. The increase in dividend income and interest expense resulted from an increase in the Company's investment in Quebecor Media preferred shares and its convertible obligations to Quebecor Media in January, 2005. This was partly offset by a decline in the dividend and interest rates, respectively, on a portion of the Quebecor Media preferred shares and the Company's convertible obligations.

        The Company's income tax expense was $1.7 million for the six months ended June 30, 2005 compared to an income tax recovery of $1.6 million for the six months ended June 30, 2004. Excluding the non-taxable dividend income of $75.2 million and $73.7 million for 2005 and 2004 respectively, the effective tax rate was 43.7% in the six months ended June 30, 2005 and 21.8% in the six months ended June 30, 2004. The higher effective tax rate in 2005 is due to the capital component of the Company's net loss on foreign currency translation and financial instruments having been higher compared to the same period last year. The Company did not record a tax benefit on the capital component of these net losses, since a portion of it is not deductible for tax purposes, and a valuation allowance was recorded on the tax-deductible portion.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities

        In the three months ended June 30, 2005, cash provided by operating activities decreased $13.9 million to $38.3 million compared to $52.2 million in the same period in 2004, mainly due to non-cash working capital. Non-cash operating working capital decreased by $13.8 million for the three months ended June 30, 2005, compared to a decrease of $2.6 million in the same period last year. The variance relates primarily to the timing of accounts payable payments and accruals. In addition, higher sales in the three months ended June 30, 2005 compared to the same period in 2004 resulted in higher accounts receivable.

        For the six months ended June 30, 2005, cash provided by operating activities increased $7.7 million to $71.9 million from $64.2 million in the same period in 2004, largely as a result of non-cash working capital. Non-cash working capital decreased $12.9 million in the six months ended June 30, 2005, compared to a decrease of $19.9 million in the same period of 2004. The Company prepaid a significant amount of newsprint purchases in December 2004, resulting in substantially lower newsprint payments in the first six months of 2005. In addition, higher sales in the first six months of 2005 compared to 2004, resulted in higher accounts receivable.

Financing Activities

        On January 14, 2005, Sun Media sold $150.0 million of its investment in Quebecor Media preferred shares and used the proceeds to redeem $150.0 million of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255.0 million. The Company used the proceeds from the issuance of this convertible obligation issue to invest in an additional $255.0 million of Quebecor Media preferred shares. The Company anticipates these transactions will eliminate the majority of its current income tax obligations in 2005.

        In each of the first and second quarters of 2005, Sun Media made scheduled debt repayments of US$0.6 million (Cdn$0.9 million) on its term loan B credit facility for total payments of US$1.2 million (Cdn$1.7 million) for the six months ended June 30, 2005. At June 30, 2005, the aggregate amount outstanding under the term loan B credit facility was US$199.8 million.

        In the three months ended June 30, 2005, Sun Media paid dividends of $22.4 million or $17.79 per common share (2004 — $20.2 million or $16.04 per common share), to Quebecor Media in connection with its ownership of Sun Media's 1,261,000 common shares. In the six months ended June 30, 2005, Sun Media paid dividends of $87.9 million or $69.72 per common share (2004 — $63.9 million or $50.68 per common share), to Quebecor Media.

Investing Activities

        In the second quarter of 2005, the Company acquired four community newspaper operations for total cash consideration of $1.0 million, including acquisition costs. In addition, the Company paid cash consideration of $0.2 million on an exchange of publications with Transcontinental.

        In the first quarter of 2005, the Company acquired The Londoner, a free weekly publication located in London, Ontario for total cash consideration of $0.8 million, including acquisition costs.

        Capital expenditures in the three months ended June 30, 2005 were $4.3 million, compared to $4.9 million in the three months ended June 30, 2004. During the quarter, the Company spent approximately $0.7 million on circulation boxes, and $1.5 million on production-related equipment, including $1.0 million towards upgrading its printing facility in Leduc, Alberta. In aggregate, the Company expects to incur a total of $2.7 million on this upgrade. The Company also spent $0.2 million during the second quarter of 2005 on a call centre located in Kanata, Ontario. The Company expects to spend $1.5 million in aggregate on the call centre, which will serve its English language urban daily paid newspapers.

        Capital expenditures in the six months ended June 30, 2005 were $6.9 million, compared to $8.5 million in the six months ended June 30, 2004.

Financial Position

        As at June 30, 2005, Sun Media had cash and cash equivalents of $6.2 million. In addition, the Company had $74.8 million of unused credit available from its $75.0 million revolving credit facility, after providing for outstanding letters of credit.

        As at June 30, 2005, the total long-term debt, including the current portion, was $492.5 million. This represents an increase in debt of $8.2 million from the December 31, 2004 balance of $484.3 million. The increase was due primarily to a decline in the value of the Canadian dollar relative to the U.S. dollar during the six months ended June 30, 2005. The increase in the carrying value of the debt was substantially offset by the decrease in the Company's obligation on financial instruments used to hedge the debt recorded in other liabilities.

        Sun Media believes that cash flow from operations and available sources of financing will be sufficient to cover cash requirements for working capital, capital expenditures, interest payments and scheduled debt repayments.

Forward-looking statements

        This report may constitute forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to known and unknown risks and uncertainties that could cause Sun Media's actual results to differ materially from those set forth in the forward-looking statements. These risks include changes in customer demand for Sun Media's products, changes in cost and availability of raw materials and equipment, changes in government regulations, seasonal fluctuations in customer orders, pricing actions by competitors, and general changes in the economic environment.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)
(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005
REVENUES	$233,147	$239,511	$433,362	$452,108
OPERATING EXPENSES
Wages and employee benefits	86,809	90,480	168,562	177,587
Newsprint	26,955	26,973	51,669	51,695
Other operating expenses	54,491	60,289	108,494	119,387

	168,255	177,742	328,725	348,669
OPERATING INCOME BEFORE THE UNDERNOTED	64,892	61,769	104,637	103,439
Financial expenses (note 6)	16,809	7,120	27,782	21,566
Dividend income (note 3)	(35,528)	(37,751)	(73,675)	(75,208)
Interest on convertible obligations (note 3)	34,533	36,664	71,612	73,047
Depreciation and amortization	6,352	6,422	12,796	12,787

	22,166	12,455	38,515	32,192
INCOME BEFORE INCOME TAXES, EQUITY LOSS & NON-CONTROLLING INTEREST	42,726	49,314	66,122	71,247
Income tax provision (recovery)	3,112	4,891	(1,644)	1,729
Equity loss on investment in Toronto 1	—	150	—	579
Non-controlling interest	446	434	703	760

NET INCOME	$39,168	$43,839	$67,063	$68,179

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Unaudited)
(In thousands of Canadian dollars)

	Capital Stock	Retained Earnings	Total Shareholder's Equity
BALANCE — DECEMBER 31, 2003	$301,801	$32,459	$334,260
Net income	—	67,063	67,063
Dividends on capital stock paid to Quebecor Media Inc.	—	(63,913)	(63,913)

BALANCE — JUNE 30, 2004	$301,801	$35,609	$337,410

BALANCE — DECEMBER 31, 2004	$301,801	$55,348	$357,149
Net income	—	68,179	68,179
Dividends on capital stock paid to Quebecor Media Inc.	—	(87,911)	(87,911)

BALANCE — JUNE 30, 2005	$301,801	$35,616	$337,417

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005
CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS:
OPERATING
Net income	$39,168	$43,839	$67,063	$68,179
Items not involving cash:
Depreciation of property, plant and equipment	5,689	5,760	11,504	11,461
Amortization of other assets	663	662	1,292	1,326
Future income taxes	2,797	4,212	(2,759)	1,066
Non-controlling interest	446	434	703	760
Equity loss on investment in Toronto 1	—	150	—	579
Net loss (gain) on foreign currency translation and financial instruments	5,459	(3,467)	5,459	521
Other	527	460	836	916

	54,749	52,050	84,098	84,808
Changes in non-cash operating working capital	(2,589)	(13,791)	(19,859)	(12,909)

Cash provided by operating activities	52,160	38,259	64,239	71,899
FINANCING
Decrease in bank indebtedness	—	(2,947)	—	—
Redemption of convertible obligations (note 3)	—	—	(450,000)	(150,000)
Issuance of convertible obligations (note 3)	—	—	—	255,000
Repayment of long-term debt	(19,082)	(872)	(19,955)	(1,745)
Dividends on capital stock paid to Quebecor Media Inc.	(20,226)	(22,430)	(63,913)	(87,911)
Other	(325)	(249)	(425)	(648)

Cash provided by (used in) financing activities	(39,633)	(26,498)	(534,293)	14,696
INVESTING
Decrease in short-term investments	4,651	—	16,380	—
Acquisitions (note 2)	—	(1,224)	—	(2,061)
Additions to property, plant and equipment	(4,874)	(4,327)	(8,525)	(6,922)
Proceeds from disposal of property, plant and equipment	197	3	378	3
Disposition of preferred shares of Quebecor Media Inc. (note 3)	—	—	450,000	150,000
Investment of preferred shares of Quebecor Media Inc. (note 3)	—	—	—	(255,000)
Other	4	3	(1,516)	7

Cash provided by (used in) investing activities	(22)	(5,545)	456,717	(113,973)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,505	6,216	(13,337)	(27,378)
CASH AND CASH EQUIVALENTS — BEGINNING OF PERIOD	3,446	—	29,288	33,594

CASH AND CASH EQUIVALENTS — END OF PERIOD	$15,951	$6,216	$15,951	$6,216

SUPPLEMENTAL INFORMATION
Non-cash transaction
Exchange of publications with Transcontinental Media G.P. (note 2(b))	$—	$1,111	$—	$1,111
Changes in non-cash operating working capital:
Accounts receivable	$(9,791)	$(14,676)	$3,276	$(7,121)
Inventories	(1,220)	(1,690)	(875)	143
Accounts payable	(3,461)	(2,860)	(20,874)	(8,195)
Accrued liabilities	14,055	8,013	1,407	7,664
Dividend income receivable from Quebecor Media Inc.	(35,528)	(37,750)	26,517	(3,372)
Interest expense payable to Quebecor Media Inc.	34,533	36,665	(25,775)	3,224
Other	(1,177)	(1,493)	(3,535)	(5,252)

	$(2,589)	$(13,791)	$(19,859)	$(12,909)

Cash interest payments (including interest paid on convertible obligations)	$4,779	$4,002	$119,729	$90,338
Cash interest receipts	$155	$94	$408	$393
Cash tax payments	$1,235	$1,283	$3,064	$3,114
Cash tax receipts	$94	$—	$330	$9

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars except for share information)

	December 31, 2004	June 30, 2005
		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$33,594	$6,216
Accounts receivable, net of allowance for doubtful accounts
(December 31, 2004 — $5,027; June 30, 2005 — $5,012)	123,576	130,697
Dividend income receivable from Quebecor Media Inc. (note 3)	67,151	70,523
Inventories	11,699	11,556
Prepaid expenses	4,909	5,597
Future income taxes	5,697	6,311

TOTAL CURRENT ASSETS	246,626	230,900
INVESTMENT IN QUEBECOR MEDIA INC. (note 3)	1,140,000	1,245,000
INVESTMENT IN TORONTO 1	11,528	10,949
PROPERTY, PLANT AND EQUIPMENT	186,392	181,929
GOODWILL (notes 2 and 7)	764,865	755,651
FUTURE INCOME TAXES	29,732	30,237
OTHER ASSETS	34,788	33,866

TOTAL ASSETS	$2,413,931	$2,488,532

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$23,977	$15,782
Accrued liabilities	98,250	105,914
Income and other taxes payable	6,766	4,085
Interest expense payable to Quebecor Media Inc. (note 3)	65,270	68,494
Deferred subscription revenue	18,807	19,353
Current portion of long-term debt	2,765	2,818

TOTAL CURRENT LIABILITIES	215,835	216,446
LONG-TERM DEBT	481,559	489,693
FUTURE INCOME TAXES (note 7)	41,136	33,121
OTHER LIABILITIES	176,283	164,775
NON-CONTROLLING INTEREST	1,969	2,080
CONVERTIBLE OBLIGATIONS (note 3)	1,140,000	1,245,000

TOTAL LIABILITIES	2,056,782	2,151,115
SHAREHOLDER'S EQUITY
Capital stock	301,801	301,801
— Authorized: 10,000,000,000 Voting Class A common shares, nil par value
10,000,000,000 Non-voting, redeemable Class B preferred shares, nil par value
10,000,000,000 Class C preferred shares issuable in series, nil par value
— Issued and outstanding at December 31, 2004 and June 30, 2005:
1,261,000 Voting Class A common shares
Retained earnings	55,348	35,616

TOTAL SHAREHOLDER'S EQUITY	357,149	337,417

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$2,413,931	$2,488,532

See accompanying notes to consolidated financial statements.

SUN MEDIA CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for share information)

NATURE OF BUSINESS

The primary operation of Sun Media Corporation ("Sun Media" or "the Company") is newspaper publishing. The Company publishes urban daily newspapers, community newspapers, as well as other specialty publications in communities across Canada. Sun Media is also active in the newspaper and magazine distribution business. In addition, Sun Media provides a range of commercial printing and other related services to third parties through its national network of production and printing facilities. Sun Media also owns a 25% interest in Toronto 1, a general interest television station in Toronto, Ontario.

1.     BASIS OF PRESENTATION

These unaudited consolidated financial statements have been prepared in conformity with generally accepted accounting principles in Canada. Sun Media has used the same accounting policies described in the Company's latest audited annual consolidated financial statements. However, these unaudited consolidated financial statements do not include all the disclosures required under generally accepted accounting principles in Canada and accordingly should be read in conjunction with Sun Media's latest audited annual consolidated financial statements and notes thereto. These interim consolidated financial statements reflect all normal and recurring adjustments, which are in the opinion of management, considered necessary for fair presentation. The results of operations for the interim periods should not be considered indicative of the results to be expected for the full year due to the seasonality of Sun Media's business. References to Canadian dollars, Cdn$ and $ are to the currency of Canada, and references to U.S. dollar and US$ are to the currency of the United States.

2.     ACQUISITIONS AND DISPOSITIONS

(a)   Acquisition of Community Publications

During the six months ended June 30, 2005, the Company separately acquired the following community publications:

  •
  The Londoner, a free weekly publication located in London, Ontario;

  •
  The Weekender and L'Horizon, two free weekly publications located in northern Ontario; and

  •
  Morinville Mirror and Redwater Tribune, two free weekly publications located near Edmonton, Alberta.

Total cash consideration for these purchases was $1,791, including acquisition costs. The Company used the purchase method to account for these acquisitions and, therefore, the operating results reflect the revenues and expenses of the acquired publications from their dates of acquisition. The assets acquired and liabilities assumed were recorded at their fair values on their respective dates of acquisition, subject to final adjustments.

The purchase price of the community publications was allocated to assets and liabilities, subject to final adjustments, as follows:

Non-cash working capital	$(221)
Property, plant and equipment	68
Goodwill	1,944

Total net assets acquired	$1,791

The purchase and sale agreement for The Londoner includes a price adjustment clause, which requires Sun Media to make additional payments if certain financial objectives are achieved. The Company has not recorded a liability associated with this price adjustment clause, as it is unable to estimate potential payments pertaining to this clause.

(b)   Exchange of Publications with Transcontinental Media G.P. ("Transcontinental")

Effective April 4, 2005, the Company sold to Transcontinental the operating assets of Beauport Express, a free weekly community newspaper located in Beauport, Quebec. Concurrent with the disposition of Beauport Express, the Company acquired from Transcontinental the operating assets of Journal la Vallée, a free weekly community newspaper located in St-Sauveur, Quebec. As this was a non-monetary exchange of similar productive assets, this transaction was recorded at the carrying amounts of the net assets disposed and therefore, no gains or losses were recorded.

The carrying amounts of the net assets disposed by major class of asset and liability are, subject to final adjustments, as follows:

Non-cash working capital	$148
Property, plant and equipment	5
Goodwill	958

Total net assets disposed	$1,111

The Company used the purchase method to account for the acquisition of Journal la Vallée and, therefore, the operating results reflect the revenues and expenses of the acquired operation from the date of acquisition. The purchase price, comprised of the operating assets of Beauport Express with a carrying value of $1,111 and cash consideration of $270, was allocated to assets and liabilities, subject to final adjustments, as follows:

Non-cash working capital	$244
Property, plant and equipment	19
Intangible assets	1,118

Total net assets acquired	$1,381

Intangible assets consisting of customer relationships are being amortized over ten years.

3.     INVESTMENT IN AND CONVERTIBLE OBLIGATIONS ISSUED TO QUEBECOR MEDIA INC. ("QUEBECOR MEDIA")

On January 14, 2005, Sun Media sold $150,000 of its investment in the Cumulative First Preferred Shares of Quebecor Media, Sun Media's parent company, and used the proceeds to redeem $150,000 of its convertible obligations. In addition, the Company issued a new convertible obligation to Quebecor Media in the amount of $255,000 ("2020 Convertible Obligation Issue"). This new convertible obligation matures on January 14, 2020, bears interest at 10.5% payable semi-annually and otherwise has terms and conditions substantially similar to its existing convertible obligations. The Company used the proceeds from the issuance of the 2020 Convertible Obligation Issue to invest in an additional $255,000 of Quebecor Media preferred shares carrying a 10.85% annual fixed cumulative preferential dividend payable semi-annually and otherwise having terms and conditions substantially similar to its existing preferred shares in Quebecor Media. As a result of the transactions completed on January 14, 2005, the Company's investment in Quebecor Media preferred shares and the principal balance of its convertible obligations was $1,245,000 as at June 30, 2005.

The following tables summarize the Company's issuance of convertible obligations, and investments in Quebecor Media preferred shares:

	Convertible Obligation Issue
	2007	2008	2020	Total
Issue or Redemption Date
Balance — January 1, 2004	$1,335,000	$255,000	$—	$1,590,000
January 14, 2004	(450,000)	—	—	(450,000)

Balance — June 30, 2004 and December 31, 2004	885,000	255,000	—	1,140,000
January 14, 2005	(150,000)	—	255,000	105,000

Balance — June 30, 2005	$735,000	$255,000	$255,000	$1,245,000

	Quebecor Media Preferred Shares
	12.5% Series A	10.85% Series F	Total
Issue or Redemption Date
Balance — January 1, 2004	$1,590,000	$—	$1,590,000
January 14, 2004	(450,000)	—	(450,000)

Balance — June 30, 2004 and December 31, 2004	1,140,000	—	1,140,000
January 14, 2005	(150,000)	255,000	105,000

Balance — June 30, 2005	$990,000	$255,000	$1,245,000

During the three months ended June 30, 2005, dividends of $37,751 (2004 — $35,528) were declared on the Cumulative First Preferred Shares of Quebecor Media. During the six months ended June 30, 2005, dividends of $75,208 (2004 — $73,675) were declared on the Cumulative First Preferred Shares of Quebecor Media. For the six months ended June 30, 2005, Sun Media received payments of dividend income of $71,836 (2004 — $100,192) from Quebecor Media. As at June 30, 2005 the unpaid dividend receivable from Quebecor Media was $70,523 (December 31, 2004 — $67,151).

During the three months ended June 30, 2005, the interest expense on the convertible obligations amounted to $36,664 (2004 — $34,533). During the six months ended June 30, 2005, the interest expense on the convertible obligations amounted to $73,047 (2004 — $71,612). For the six months ended June 30, 2005, the total interest paid on the convertible obligations was $69,823 (2004 — $97,387). As at June 30, 2005, the unpaid interest on the convertible obligations was $68,494 (December 31, 2004 — $65,270).

4.     STOCK-BASED COMPENSATION

In fiscal 2002, Quebecor Media established a stock option plan (the "QMI Plan"). Under the QMI Plan, 6,185,714 common shares of Quebecor Media were set aside for officers, senior employees and other key employees of Quebecor Media and its subsidiaries. During the six months ended June 30, 2005, 30,147 stock options were issued to senior employees of the Company at an average exercise price of $27.86. During the same period, 9,660 options were cancelled at an average price of $19.46 and 2,415 options were exercised at an average price of $19.46. As at June 30, 2005, there were a total of 759,665 options outstanding at an average exercise price of $17.17, while 234,598 options were vested at an average exercise price of $16.45.

During the three months ended June 30, 2005, the Company incurred stock compensation expense of $1,848 (2004 — $1,121). During the six months ended June 30, 2005, the Company incurred stock compensation expense of $2,913 (2004 — $1,148).

5.     EMPLOYEE FUTURE BENEFITS

The Company maintains defined benefit and contribution pension plans for its employees. The total benefit cost of these employee future benefit plans is as follows:

	Three months ended
	June 30, 2004	June 30, 2005
Defined contribution pension plans	$771	$890
Defined benefit pension plans	2,268	2,253
Other benefit plans	515	546

Total benefit cost	$3,554	$3,689

	Six months ended
	June 30, 2004	June 30, 2005
Defined contribution pension plans	$1,631	$1,703
Defined benefit pension plans	4,320	4,208
Other benefit plans	1,030	1,084

Total benefit cost	$6,981	$6,995

6.     FINANCIAL EXPENSES

	Three months ended
	June 30, 2004	June 30, 2005
Interest on long-term debt	$10,213	$10,074
Loss (gain) on financial instruments	1,946	(4,798)
Foreign currency translation loss on a portion of Senior Notes	3,513	1,085
Amortization of deferred asset relating to ineffective hedge	—	246
Foreign exchange loss on voluntary repayment of debt	367	—
Amortization of deferred financing costs	491	350
Other	279	163

Total financial expenses	$16,809	$7,120

	Six months ended
	June 30, 2004	June 30, 2005
Interest on long-term debt	$20,477	$20,042
Loss (gain) on financial instruments	1,946	(1,410)
Foreign currency translation loss on a portion of Senior Notes	3,513	1,529
Amortization of deferred asset relating to ineffective hedge	—	402
Foreign exchange loss on voluntary repayment of debt	367	—
Amortization of deferred financing costs	840	700
Other	639	303

Total financial expenses	$27,782	$21,566

7.     INCOME TAXES

During the six months ended June 30, 2005, the Company determined that a future income tax liability of $10,200 recorded on the acquisition of Sun Media Corporation on January 7, 1999, was no longer required. Accordingly, the benefit recognized on the reversal of this liability was applied against the unamortized goodwill relating to the acquisition.

8.     SEGMENTED INFORMATION

Management has reviewed the requirements of CICA Handbook 1701, Segment Disclosures, and determined that there are no reportable segments requiring disclosure. This conclusion was reached on the basis that Sun Media's newspaper divisions exhibit similar economic characteristics, with similar products, production processes, and classes of customers.

9.     MATERIAL DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles as applied in Canada which are different in some respects from those applicable in the United States, as described below. The following tables set forth the impact of material differences between GAAP in Canada and GAAP in the United States on Sun Media's consolidated financial statements, including disclosures that are required under GAAP in the United States.

Consolidated Statements of Income

	Three months ended
	June 30, 2004	June 30, 2005
Net income per Canadian GAAP	$39,168	$43,839
Adjustments:
Pension and post-retirement benefits (i)	(138)	(112)
Derivative financial instruments (iii)	4,066	650
Non-monetary transactions (v)	—	1,857
Income taxes on U.S. adjustments	(1,311)	(650)

Net income per U.S. GAAP	$41,785	$45,584

Consolidated Statements of Comprehensive Income (iv)

	Three months ended
	June 30, 2004	June 30, 2005
Comprehensive income:
Net income as adjusted per U.S. GAAP	$41,785	$45,584
Pension and post-retirement benefits (i)	268	1,855
Derivative financial instruments (iii)	(237)	323
Income taxes on comprehensive income	(91)	(1,003)

Comprehensive income per U.S. GAAP	$41,725	$46,759

Consolidated Statements of Income

	Six months ended
	June 30, 2004	June 30, 2005
Net income per Canadian GAAP	$67,063	$68,179
Adjustments:
Pension and post-retirement benefits (i)	(276)	(241)
Derivative financial instruments (iii)	(11)	3,469
Non-monetary transactions (v)	—	1,857
Income taxes on U.S. adjustments	(1,264)	(607)

Net income per U.S. GAAP	$65,512	$72,657

Consolidated Statements of Comprehensive Income (iv)

	Six months ended
	June 30, 2004	June 30, 2005
Comprehensive income:
Net income as adjusted per U.S. GAAP	$65,512	$72,657
Pension and post-retirement benefits (i)	536	3,711
Derivative financial instruments (iii)	485	1,185
Income taxes on comprehensive income	(182)	(1,615)

Comprehensive income per U.S. GAAP	$66,351	$75,938

Accumulated other comprehensive income

	December 31, 2004	June 30, 2005
Cumulative adjustments:
Pension and post-retirement benefits (i)	$(9,203)	$(5,492)
Derivative financial instruments (iii)	(2,401)	(1,216)
Income taxes on comprehensive income	3,955	2,340

Accumulated other comprehensive income per U.S. GAAP	$(7,649)	$(4,368)

Consolidated Shareholder's Equity

	December 31, 2004	June 30, 2005
Shareholder's Equity per Canadian GAAP	$357,149	$337,417
Cumulative Adjustments:
Pension and post-retirement benefits (i)	(5,658)	(2,188)
Restructuring charges (ii)	(6,981)	(6,981)
Derivative instruments (iii)	(1,274)	3,380
Non-monetary transactions (v)	—	1,857
Income taxes on U.S. adjustments	4,639	2,417

Shareholder's Equity per U.S. GAAP	$347,875	$335,902

Consolidated Balance Sheet Data

	December 31, 2004		June 30, 2005
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
Current assets	$246,626	$246,626	$230,900	$230,900
Goodwill	764,865	760,200	755,651	752,229
Future income tax asset	29,732	29,732	30,237	30,237
Other assets	34,788	22,563	33,866	22,568
Current liabilities	215,835	215,835	216,446	216,446
Future income tax liability	41,136	38,812	33,121	33,019
Long-term debt	481,559	452,421	489,693	459,265
Convertible obligations	1,140,000	1,140,000	1,245,000	1,245,000
Other liabilities	176,283	200,129	164,775	182,100
Total shareholder's equity	357,149	347,875	337,417	335,902

Consolidated Statement of Cash Flows

The disclosure of a subtotal of the amount of cash provided by operations before changes in non-cash operating working capital items in the Consolidated Statement of Cash Flows is allowed under Canadian GAAP while it is not allowed under U.S. GAAP.

(i)    Pension and Post-Retirement Benefits

The accounting requirements for pension and post-retirement benefits under Canadian and U.S. GAAP are similar in most respects. However, because the new Canadian Section 3461 was adopted retroactively on January 1, 2000, liabilities and assets recorded under Canadian GAAP are different from U.S. GAAP, as a result of unrecognized actuarial gains or losses existing at the date of implementation under U.S. GAAP. These gains or losses are being amortized over the estimated average remaining service life of the employees.

Under U.S. GAAP, if the accumulated benefit obligation exceeds the fair value of a pension plan's assets, the Company is required to recognize a minimum accrued liability equal to the unfunded accumulated benefit obligation, which is recorded in other assets to the extent an unrecognized prior service cost exists, and the excess is reported in other comprehensive income as a separate component of shareholder's equity.

In addition, under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess, if any, of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)   Restructuring Charges

In respect of the 1999 acquisition of Sun Media, certain of the restructuring charges related to the acquired newspapers are recorded in the purchase equation as goodwill under Canadian GAAP, but are excluded from the purchase equation and expensed under U.S. GAAP.

(iii)  Derivative Financial Instruments

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for speculative trading purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. This process includes linking all derivatives to specific assets and liabilities or to specific firm commitments. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company enters into cross currency and interest rate agreements to hedge its long-term debt. Each of the Company's hedging relationships is formally documented and subject to an effectiveness test at the beginning of the relationship and subsequently on a quarterly basis for reasonable assurance that they are and will continue to be effective.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended ("FAS 133"). FAS 133 establishes accounting and reporting standards for financial instruments and hedging activities and requires that all financial instruments be recorded at fair value on the Consolidated Balance Sheet.

For derivative financial instruments that are determined to be effective and which qualify as cash flow hedges, changes in the derivative financial instrument's fair values are deferred and recorded as a component of "Accumulated Other Comprehensive Income" until the underlying hedged transaction is recorded in earnings. When the hedged item affects earnings, gains or losses are reclassified from "Accumulated Other Comprehensive Income" to the Consolidated Statement of Income on the same line as the underlying hedged transaction. The ineffective portion of a derivative financial instrument's change in fair value is recognized immediately in earnings.

For derivative financial instruments that are determined to be effective and which qualify as fair value hedges, changes in the derivative financial instrument's fair values are offset in the Consolidated Statement of Income against the changes in the fair value of the hedged asset or liability due to the hedged risks.

(iv)  Comprehensive Income

Comprehensive income is measured in accordance with FASB Statement No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Other comprehensive income consists of adjustments to shareholder's equity and the accrued benefit liability, representing the excess of the accumulated pension benefit obligation as compared to the fair value of plan assets, the net gain or loss on derivative instruments designated as cash flow hedges, and translation adjustments on foreign operations net of taxes.

(v)   Non-monetary transactions

In April 2005, the Company exchanged a community publication for another community publication. Under U.S GAAP, this exchange of businesses is recorded in accordance with FASB Statement No. 141, Business Combinations and the cost of the purchase should be determined as the fair value of the consideration given or the fair value the net assets or equity interest received, whichever is more reliably measurable. Under Canadian GAAP, since this exchange of businesses is a non-monetary transaction, it is accounted for in accordance with CICA Handbook 3830, Non-monetary Transactions, and recorded at the carrying value of the asset or service given up in the exchange adjusted by any monetary consideration received or given.

Accordingly, under US GAAP, this transaction resulted in a gain on disposal of the Company's publication and also resulted in an increase of the purchase price of the publication acquired.

10.   SUBSEQUENT EVENT

On July 12, 2005, the Company issued a $37,300 convertible obligation to Toronto 1, a significantly influenced investee. The convertible obligation matures on July 6, 2020, and bears interest at 10.50% payable semi-annually. Concurrently, the Company invested $37,300 in Class A Preferred Shares of Toronto 1 ("Toronto 1 Preferred Shares"). The Toronto 1 Preferred Shares are redeemable at the option of the issuer or retractable at the option of the Company at the paid-up value, are non-voting and carry a 10.85% annual fixed cumulative preferential dividend payable semi-annually.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUN MEDIA CORPORATION
Date: August 19, 2005
	By:	/s/ KIN-MAN LEE Name: Kin-Man Lee Title: Vice President and Chief Financial Officer

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Quarterly Report for the Period Ending June 30, 2005 of SUN MEDIA CORPORATION Filed in this Form 6-K
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (Unaudited) (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars)
SUN MEDIA CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars except for share information)
SUN MEDIA CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) (In thousands of Canadian dollars except for share information)
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